82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03003431

January 6, 2003

03 JAN 21 AM 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 6, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Karen Nestoruk
Secretary

/kn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

January 6, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Reports Twenty-Three Diamonds Previously Found in Kenieba Sud Concession

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, is pleased to report the current results of a preliminary survey of available information on the Company's Kenieba Sud diamond concession, Mali, West Africa. As mentioned in a December 19, 2002 news release, 3 kimberlite pipes have so far been discovered within the 2,352 sq. km concession. Ten diamonds, totaling 22.36 carats, have been recovered from the Bilali Sud kimberlite partly by Selection Trust Company (SELCO) between 1963 and 1966 and partly by the Syndicate Diamond Mali (SDM), a consortium of the Malian Government and French Government, between 1979 and 1984. Included with the 10 diamonds are a 3.04 carat diamond, found by SELCO, and a 7.40 carat diamond, found by the SDM.

Additional diamonds have been discovered in five areas of alluvium within the concession. Seven alluvial diamonds have been found in the east central part of the concession along the Sélingouma (Dissé) Creek. This includes diamonds of 0.03, 0.23, 0.28 and 1.00 carats. These diamonds were discovered by orpailleurs and by the SDM and documented by the SDM. Near the headwaters of the Doundi River, in the north-central part of the concession, diamonds of 0.40, 1.00 and 1.25 carats have been found by orpailleurs and documented by the SDM. A 0.35 carat diamond has been found in alluvium near the Bilali pipes, and single alluvium diamonds have been found in two other areas.

A previous airborne magnetic survey has been completed over the area. Interpretation of the results has led to the identification of numerous magnetic anomalies. Each anomaly has been graded from 1 to 6 depending upon the probability of discovery an associated kimberlite with the probability increasing from 1 to 6. There are 8 anomalies graded as 5 on the concession.

A program starting in January will be designed to dig pits in the 3 kimberlites, two of the areas of alluvial diamonds and some of the more prospective magnetic anomalies to test the material for diamonds and indicator minerals.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director